Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road, Palo Alto
California 94304

January 17, 2006

VIA EDGAR AND

FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Thomas Ferraro
April Coleman

	Re:	Avistar Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
File No. 000-31121

Dear Ms. Collins:

On behalf of Avistar Communications Corporation (the “Company”), we submit this letter in response to the comment letter dated December 22, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Cash and Cash Equivalents and Short-term Investments, page F-9

1.              We note your response to our Prior Comments No. 2 and 3.  Tell us whether you revised your statement of cash flows for fiscal 2004, 2003, and 2002, for the reclassification of auction rate securities from cash to short-term investments, and if not, the impact on the presentation of your statement of cash flows and  your analysis of the quantitative impact on your financial statement pursuant to SAB 99.  If you determine amounts are material to your financial statements amend your 10-K and subsequent quarterly filings to your properly present the sales and purchases of auction rate securities in your statement of cash flow pursuant to SFAS 95.

The Company advises the Staff that it reclassified auction rate securities from cash and cash equivalents to short-term investments in its fiscal 2003 financial statements and revised its fiscal 2003 Balance Sheet and Statement of Cash Flows included in the Form 10-K as disclosed in the footnotes on page F-9.  No auction rate securities were held at year-end 2004 and no reclassification was necessary.  In regards to fiscal 2002, and as discussed in the Company’s September 23, 2005 response to the Staff’s initial inquiry, $1,300,000 of auction rate securities were held at year-end 2002 but not reclassified in the fiscal 2002 Statement of Cash Flows included in the Company’s fiscal 2004 Form 10-K.  The effect of this classification, from a quantitative standpoint, was to overstate Cash Flows from Investing Activities in fiscal 2002 by $1,300,000 and to have an offsetting understatement in Cash Flows from Investing Activities in fiscal 2003 by the same amount.  There was no effect on cash flows from operating activities in any fiscal year presented, or on the other key financial indicators of cash and cash equivalents, current assets, net loss, and loss per share presented in the Company’s fiscal 2004 and 2003 Balance Sheet and the fiscal 2004, 2003 and 2002 Statement of Operations. The Company determined, and its auditors concurred, that the fiscal 2002 classification did not represent a material misstatement of the financial statements on the basis of the totality of facts and circumstances, with specific reference to and reliance on SAB 99.  Specifically, the omission of reclassification information for 2002 was unintentional, isolated, and very unlikely to cause a reasonable person relying on the report to alter their view of the financial condition of the Company.  The Company commits to consistently classify auction rate securities as short term investments in future Exchange Act filings, consistent with the accounting profession’s revised interpretation of SFAS 95.

Note 8. Legal Proceedings, page F-21

2.              We note your response to our Prior Comment No. 5.  It appears that the Settlement and Cross-License Agreements represent a single multiple-element arrangement with revenue deliverables.  Tell us the basis for your determination that the elements represented separate units of accounting.  We refer you to EITF 00-21, by analogy.  Also, please address the following:

a.              Reconcile your position that all of the proceeds from the settlement agreement represent future license revenues to your analysis of the guidance in APB 29 in your response.  In this regard, clarify whether you believe the Cross-License agreement to be an exchange of non-monetary assets or the sale of a license for cash.

The Company determined, and its auditors concurred, that the proceeds from the Polycom agreement represent multiple elements of revenue governed under SOP 97-2, including value for the licensing and world-wide use of Avistar’s current, complete patent portfolio (not limited to the four U.S. patents at issue in the litigation) and unspecified additions to the patent portfolio over the subsequent five year period, but not separate units of accounting.  The inability to ascribe fair value through specific, objective evidence to the undelivered revenue element obligated the Company to defer the proceeds and recognize the revenue ratably over the arrangement period.  The Company acknowledges the receipt of rights to the Polycom patent portfolio, but had and continues to have no intent to utilize Polycom’s intellectual property.  Therefore, no value was assigned to this aspect of the arrangement. The Cross-License Agreement represents the sale of a license granting access to Avistar’s intellectual property in exchange for cash.  Such licensing is a publicized business segment for the Company, as reported in the Company’s Exchange Act filings.

b.              Provide us your basis in GAAP for concluding that Polycom’s denial of past infringement is an appropriate basis for allocating zero proceeds to the litigation settlement and release pursuant to the agreement.

The Company did not rely on Polycom’s denial of past infringement to determine its revenue accounting for the proceeds. The rationale for not allocating proceeds to the litigation settlement related to the absence of objective evidence for establishing a fair value for the undelivered element of the agreement.  The specific undelivered element for which Avistar lacked objective evidence of value was the additions to the licensed patent portfolio over the subsequent five year period.  Therefore, consistent with SOP 97-2, all of the proceeds were deferred, to be ratably recognized over the five year period.

c.               We note your statement that the $6.4 million of legal expenses were contingent upon a favorable outcome from the litigation with Polycom.  We further note that you subsequently incurred the costs, which would suggest that the outcome of the litigation was favorable.  Reconcile this with your position that no value should be ascribed to the patent infringement litigation.

Pursuant to the Company’s agreement with Simpson Thacher & Bartlett, a “favorable event” payment event was capable of being satisfied if (i) the Company entered into a settlement agreement with Polycom and received a economic value as a result thereof, (ii) the Company entered into a license agreement with Polycom and received economic value as a result thereof, (iii) the Company received a judgment against Polycom or (iv) the Company reached some other form of arrangement which generated economic value to the Company. The “favorable outcome” criterion of this contingent payment arrangement with the Company’s law firm was satisfied by the cash proceeds of $27 million received by the Company from Polycom in connection with the cross-license agreement and settlement agreement. The contingent payment arrangement was not dependant on an admission of infringement by Polycom or a specific accounting treatment of the proceeds received from Polycom.  See paragraph (b) above for a discussion of why no portion of the proceeds were ascribed to the patent infringement litigation.

3.              Your entry into the Cross-License Agreement with Polycom is clearly significant, and based upon your accounting treatment, the license fees from such agreement would appear to constitute over 10 percent of your revenue going forward.  In light of the significance of this agreement, it appears that your license agreement would need to be filed as an exhibit to your Form 10-K.  Please see Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.  Also provide a copy of the Cross-License Agreement supplementally with your response.

Based on the Staff’s comments and its own reassessment of the materiality of the Cross-Licensing Agreement with Polycom, the Company will file the Cross-Licensing Agreement as an exhibit to its 2005 Form 10-K.  The Company expects to request confidential treatment for portions of the Cross-License Agreement filed as an exhibit to the Form 10-K.  Avistar is providing an un-redacted version of the Cross-License Agreement to Ms. Coleman under separate cover dated January 17, 2006 and pursuant to a request for confidential treatment under 17 C.F.R. 200.83 and request for return of supplemental information.

Please direct any further questions or comments to or me (650-320-4557) or Julia Reigel (650-320-4509).  In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Ms. Reigel and me at fax number 650-493-6811.  Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal

Asaf Kharal

cc:	Robert Habig, Chief Financial Officer, Avistar Communications Corporation
Kevin Reagan, Partner, KPMG LLP
Mark Loveless, Partner, BPM LLP